NO ACT

P.E.
03/08/2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 12 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

13002111

March 12, 2013

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-12-13

Re: Exxon Mobil Corporation

Dear Ms. Ising:

This is in regard to your letter dated March 8, 2013 concerning the shareholder proposal submitted by Amy Ridenour for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that ExxonMobil therefore withdraws its January 22, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Amy Ridenour
FISMA & OMB Memorandum M-07-16

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

March 8, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Amy Ridenour
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 22, 2013, we requested that the staff of the Division of Corporation Finance concur that our client, Exxon Mobil Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by Amy Ridenour (the "Proponent").

Enclosed as Exhibit A is a letter from the Proponent, dated March 8, 2013, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the January 22, 2013 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8287 or James E. Parsons, the Company's Coordinator for Corporate and Securities Law, at (972) 444-1478 with any questions regarding this matter.

Sincerely,

Elizabeth A. Ising

Enclosure

cc: James E. Parsons, Exxon Mobil Corporation
Amy Ridenour

101474707.1

GIBSON DUNN

EXHIBIT A

AMY RIDENOUR

FISMA & OMB Memorandum M-07-16

March 8, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via Email: shareholderproposals@sec.gov

RE: Shareholder proposal of Amy Ridenour, submitted to Exxon Mobil for the Company's 2013 annual meeting, entitled "Lobbying Report – Treaties"

Dear Sir or Madam:

I am writing to provide notice that I am withdrawing the shareholder proposal entitled "Lobbying Report – Treaties" I submitted to Exxon Mobil on December 13, 2012 for the Company's 2013 annual meeting.

A copy of this correspondence is being provided to Exxon Mobil's Counsel, Elizabeth A. Ising, Gibson Dunn, by email, as well as to Mr. David S. Rosenthal of Exxon Mobil, also by email.

Please contact me if you have any questions.

Sincerely,

Amy Ridenour

Amy Ridenour

cc: Elizabeth A. Ising, Gibson Dunn
Mr. David S. Rosenthal, Vice President, Investor Relations
and Corporate Secretary, Exxon Mobil

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

January 22, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Amy Ridenour
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Amy Ridenour (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if she elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states the following:

> **RESOLVED:** Shareholders request the Board of Directors prepare a report describing the policies, procedures, costs and outcomes of the Company's legislative and regulatory public policy activities concerning ratification of proposed international treaties by the United States. The report, prepared at a reasonable cost and omitting proprietary information, should be published by December 2013. The report should:
>
> 1. Disclose the policies and procedures by which the Company identifies, evaluates and prioritizes international treaties of interest to the Company;
>
> 2. Disclose the outcome and cost of the Company's lobbying activities related to the ratification of international treaties (both direct and indirect lobbying, including through trade associations and non-profit organizations);
>
> 3. Describe how the outcomes of the Company's efforts regarding international treaties affect the Company's business, including the impact on its reputation.

The Proposal's supporting statement asserts that shareholders "support transparency and accountability regarding the Company's lobbying related to the ratification of international treaties in the U.S. Senate." A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another shareholder proposal previously submitted to the Company that the Company intends to include in the Company's 2013 Proxy Materials.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its 2013 Proxy Materials.

The Proposal may be excluded under Rule 14a-8(i)(11) because it is subsumed by, and is therefore substantially duplicative of, another proposal that was previously submitted to the Company, which the Company intends to include in its 2013 Proxy Materials.
Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When two substantially duplicative proposals are received by a company, the Staff has indicated that the company may exclude the latter proposal, assuming that the company includes the earlier proposal in its proxy materials. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas and Electric Co.* (avail. Jan. 6, 1994).

On December 10, 2012, before the December 13, 2012 date upon which the Company received the Proposal, the Company received a proposal from the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (the "USW Proposal"). *See* Exhibit B. The Company intends to include the USW Proposal in its 2013 Proxy Materials. The USW Proposal states:

> **Resolved,** the shareholders of Exxon Mobil Corporation ("ExxonMobil") request the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
>
> 2. Payments by ExxonMobil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
>
> 3. ExxonMobil's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which ExxonMobil is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

The standard that the Staff traditionally has applied for determining whether shareholder proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). If they do so, the more recent proposal may be excluded as substantially duplicative of the first proposal despite differences in the terms or breadth of the proposals and even if the proposals request different actions. *See, e.g.*, *Union Pacific Corp.* (avail. Feb. 1, 2012, *recon. denied* Mar. 30, 2012) (concurring that a proposal requesting a report on political contributions and expenditures could be excluded as substantially duplicative of a proposal requesting a report on lobbying and grassroots lobbying); *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's loan modifications, foreclosures and securitizations could be excluded as substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest could be excluded as substantially duplicative of a proposal to adopt and report on goals for reducing total greenhouse gas emissions from the company's products and operations); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders could be excluded as substantially duplicative of a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

The Staff has found proposals to have the same principal thrust when one proposal would subsume the other one. For example, in *Abbott Laboratories* (avail. Feb. 4, 2004), the Staff concurred that a proposal limiting all forms of compensation to executives could be excluded as substantially duplicative of a proposal limiting grants of future stock options to executives. *See also Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion of a proposal requesting the adoption of a 75% hold-to-retirement policy as substantially duplicative of another proposal that included such a policy as one of many requests); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (permitting the exclusion of a proposal requesting a report on gender equality in employment at Wal-Mart because the proposal substantially duplicated another proposal requesting a report on affirmative action policies and programs addressing both gender and race).

In keeping with this precedent, the Staff has concurred that two proposals were substantially duplicative in other situations when one proposal did not entirely subsume the other. For example, in *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009), the Staff concurred that a proposal that the company prepare a report on the "environmental damage" resulting from "expanding oil sands operations in the Canadian boreal forest," and which noted that such operations were the "fastest growing source of Canada's greenhouse gas emissions," (the "Boreal Forest Proposal") could be excluded as substantially duplicative of a proposal that Chevron "publicly adopt quantitative, long-term goals . . . for reducing total greenhouse gas emissions" and report to shareholders its plans to achieve such goals (the "Greenhouse Proposal"). Although the proponent argued that the Boreal Forest Proposal would cover numerous environmental issues other than greenhouse gasses, the Staff agreed with Chevron that the principal focus of the Boreal Forest Proposal was the greenhouse gases produced by Chevron's operations in a specific region, and that this concern was substantially duplicative of the Greenhouse Proposal's focus on greenhouse gas emissions worldwide. Similarly, the slight differences in terms and scope between the Proposal and the USW Proposal do not alter the fact that the Proposal's focus on lobbying activities concerning treaties is subsumed by the USW Proposal's focus on all lobbying activities.

Demonstrating that the Proposal is subsumed by the USW Proposal is the fact that each element of the Proposal is addressed by the USW Proposal:

- The Proposal, which is titled "Lobbying Report – Treaties," asks the Company to "disclose the policies and procedures by which the Company identifies, evaluates and prioritizes international treaties of interest to the Company." Its supporting statement indicates that the Proposal is focused on the "Company's lobbying related to the ratification of international treaties *in the U.S. Senate*" (emphasis added). Policies and procedures relating to lobbying in this area are a subset of the "Company policy and procedures governing lobbying" that the USW Proposal requests the Company to disclose. Further, because lobbying related to the ratification of international treaties involves lobbying directed at the U.S. Senate, it is expressly covered by the USW Proposal's request that the Company disclose its policies and procedures concerning lobbying activities at the federal level.

- The Proposal asks the Company to disclose the "outcome and cost of the Company's lobbying activities related to the ratification of international treaties," which activities are solely directed at actions to be taken by the U.S. Senate. The costs of these activities are also to be disclosed under the USW Proposal, which asks the Company to disclose its payments used for lobbying and grassroots lobbying communications at the "local, state and *federal levels*" (emphasis added) and its payments made to "any tax-exempt organization that writes and endorses model legislation." In addition, the outcomes of the Company's lobbying activities, including those related to the ratification of international treaties, would be an important part of the "decision making process and oversight by management and the Board" to be disclosed under the USW Proposal.

- The Proposal specifies that the requested report should cover "both direct and indirect lobbying, including through trade associations and non-profit organizations." Likewise, the report requested by the USW Proposal would cover direct and indirect lobbying, with "indirect lobbying" defined as "lobbying engaged in by a trade association or other organization of which ExxonMobil is a member."

- Finally, the Proposal asks the Company to disclose "how the outcomes of the Company's efforts regarding international treaties affect the Company's business." These outcomes and their effect on the Company's business are included as part of management's and the Board's oversight and decision making process concerning lobbying payments, as determining the effect of any corporate action on the Company and its business is a necessary part of the Board's oversight. Therefore, consideration of the effect that the Company's lobbying efforts regarding international treaties have on the Company's business is included in the USW Proposal's requested disclosure. Such information is a subset of the decision making process for making lobbying payments at the federal level.

Since the Proposal focuses on a subset of the overall lobbying activities addressed by the USW Proposal, it is subsumed by the USW Proposal, and it therefore "substantially duplicates" the USW Proposal pursuant to Rule 14a-8(i)(11).

Finally, because the Proposal substantially duplicates the USW Proposal, there is a risk that the Company's shareholders may be confused when asked to vote on both proposals. If both proposals were included in the Company's proxy materials, shareholders could assume incorrectly that there must be substantive differences between two proposals and the requested reports. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

Accordingly, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the USW Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(11).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or James E. Parsons, the Company's Coordinator for Corporate and Securities Law, at (972) 444-1478.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
Amy Ridenour

101435081.9

GIBSON DUNN

EXHIBIT A

ORIGINAL

RECE

DEC 1 3

D.G H

Fax Cover Sheet

To:	Mr. David S. Rosenthal	From:	Amy Ridenour
Fax:	1-972-444-1505	Date:	December 13, 2012
Phone:		Pages:	4 (including cover)
Re:		CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Comments:

ORIGINAL

RECEIVED

DEC 13 2012

D.G. HENRY

Via Facsimile: 1-972-444-1505

December 13, 2012

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the ExxonMobil proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I own 122 shares of the Company's common stock and have held a minimum of 100 shares continuously for more than a year prior to the date of this submission. I intend to hold these shares through the date of the Company's next annual meeting of shareholders. Proof of ownership is forthcoming.

If you have any questions or wish to discuss the Proposal, please contact me at ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** Copies of correspondence of a request for a "no-action" letter should be forwarded to Ms. Amy Ridenour, ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Amy Ridenour

Amy Ridenour

Attachments: Shareholder Proposal – Lobbying Report – Treaties

ORIGINAL

Lobbying Report – Treaties

RESOLVED: Shareholders request the Board of Directors prepare a report describing the policies, procedures, costs and outcomes of the Company's legislative and regulatory public policy activities concerning ratification of proposed international treaties by the United States. The report, prepared at a reasonable cost and omitting proprietary information, should be published by December 2013. The report should:

1. Disclose the policies and procedures by which the Company identifies, evaluates and prioritizes international treaties of interest to the Company;

2. Disclose the outcome and cost of the Company's lobbying activities related to the ratification of international treaties (both direct and indirect lobbying, including through trade associations and non-profit organizations);

3. Describe how the outcomes of the Company's efforts regarding international treaties affect the Company's business, including the impact on its reputation.

Supporting Statement

As shareholders of ExxonMobil, we support transparency and accountability regarding the Company's lobbying related to the ratification of international treaties in the U.S. Senate.

The text of the U.S. Constitution grants treaties that are ratified by the U.S. Senate the status of enacted domestic law. In practice, U.S. courts have construed any conflict between federal law and treaties by using a "last-in-time rule," granting authority in any conflict to the most recently-enacted measure. This gives treaties tremendous power to affect American security and sovereignty.

Carrying the full weight of domestic law, international treaties can have a tremendous impact on the Company.

In June 2012, the Blog of Legal Times reported that the Company hired the lobbying firm Breaux Lott to try to secure Senate ratification of the United Nations Convention on the Law of the Sea – known as the Law of the Sea Treaty (LOST). The Company appears to promote LOST because the treaty may advance deep-sea oil and natural gas exploration by establishing internationally-recognized title to minerals. LOST, however, may irreparably harm the United States and the Company.

LOST is controversial. Support of controversial treaties may adversely affect ExxonMobil's reputation.

LOST would limit the authority of U.S. military vessels to stop and/or board a ship suspected of transporting terrorists or weapons of mass destruction.

Multiple academic institutions report that LOST could become a back-door method to implement international climate change and/or other environmental regulations without the approval of the U.S. Congress. These regulations could adversely affect the Company and its shareholders.

ExxonMobil allocates Company resources to lobby for and against international treaties. Shareholders have a right to know the policies that dictate the Company's lobbying positions on such treaties and the legislative and regulatory outcomes of such lobbying activities.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

December 14, 2012

VIA UPS – OVERNIGHT DELIVERY

Amy Ridenour

FISMA & OMB Memorandum M-07-16

Dear Ms. Ridenour:

This will acknowledge receipt of the proposal concerning a report on lobbying related to treaties which you have submitted in connection with ExxonMobil's 2013 annual meeting of shareholders. However, as noted in your December 13, 2012 fax, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 13, 2012, which is the date the Proposal was received by fax.

The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof verifying its continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted to ExxonMobil December 13, 2012.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted December 13, 2012; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in the first bullet point above, please note that Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent *continuously held the requisite number of ExxonMobil shares for the one-year period* preceding and including the date the Proposal was submitted December 13, 2012.

- If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted December 13, 2012. The Proponent should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares knows the Proponent's broker's or bank's holdings, but does not know the Proponent's holdings, the Proponent needs to satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the proposal was submitted December 13, 2012, the required amount of securities were continuously held – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

DSR/ljg

Enclosures

ORIGINAL

RECEIVED
DEC 17 2012
D.G. HENRY

FAX

To: Mr. David S. Rosenthal
From: Amy Ridenour
RE: Proof of stock ownership

3 pp, including cover

Via Facsimile: 1-972-444-1505

RECEIVED
DEC 17 2012
D. G. HENRY

December 17, 2012

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Amy Ridenour's Shareholder Proposal "Lobbying Report – Treaties"

Dear Mr. Rosenthal:

I hereby submit the enclosed Proof of Ownership letter from Charles Schwab concerning my "Lobbying Report – Treaties" shareholder proposal, that I submitted to the Company on December 13, 2012, verifying my ownership of ExxonMobil stock.

As previously stated, and confirmed by the attached Proof of Ownership Letter, I own 122 shares of the Company's common stock and have held a minimum of 100 shares continuously for more than a year prior to the date of my submission. I intend to hold these shares through the date of the Company's next annual meeting of shareholders and beyond.

If you have any questions or wish to discuss the Proposal, please contact me at ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** Copies of correspondence or a request for a "no-action" letter should be forwarded to Mrs. Amy Ridenour, ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Amy Ridenour

Amy Ridenour

Attachments: Proof of Ownership

charles SCHWAB

RECEIVED
DEC 17 2012
D. G. HENRY

December 17, 2012

FISMA & OMB Memorandum M-07-16
Questions: (877)561-1918X71498

Amy Ridenour
FISMA & OMB Memorandum M-07-16

Share Ownership

Dear Amy Ridenour,

This letter is to confirm that shares of Exxon Mobil Corporation (symbol XOM) have been held in the above listed IRA ***FISMA & OMB Memorandum M-07-16*** from 12/1/2011 through the close of business on 12/14/2012. These shares have been worth more than $2,000.00 for this entire time period. The number of shares of Exxon Mobil held in this account was 121.6166 as of the close of business on 12/14/2012 at a value of $10,800.07.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918X71498.

Sincerely,

John Kwasniewski
SOS Indy Team B
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482

GIBSON DUNN

EXHIBIT B

Gilbert, Jeanine

From: Gilchrist, Shawn <sgilchrist@usw.org>
Sent: Monday, December 10, 2012 3:22 PM
To: Gilbert, Jeanine
Subject: Emailing: Exxon 2013 Resolution Pckg
Attachments: Exxon 2013 Resolution Pckg.pdf

Jeanine,

Thanks for your help! Let me know if everything is in order. A hard copy has been mailed too.

I can send the resolution in a word file if needed.

Shawn Gilchrist
USW Strategic Campaigns Dept
5 Gateway Center
Pittsburgh, PA 15202
412-562-6968 - work
412-865-7350 - cell

Your message is ready to be sent with the following file or link attachments:

Exxon 2013 Resolution Pckg

UNITED STEELWORKERS

USW

UNITY AND STRENGTH FOR WORKERS

RECEIVED
DEC 10 2012
D. G HENRY

Stan Johnson
International Secretary-Treasurer

December 7, 2012

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

On behalf of the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), owner of 116 shares of Exxon Mobil Corporation common stock, I write to give notice that pursuant to the 2012 proxy statement of Exxon Mobil Corporation (the "Company"), USW intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). USW requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from USW's custodian banks documenting USW's continuous ownership of the requisite amount of the Company stock for at least one year prior to the date of this letter is being sent under separate cover. USW also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the annual meeting.

The Proposal is attached. I represent that USW or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to the attention of Shawn Gilchrist. I can be reached at 412-562-2400.

Sincerely,

Stanley W. Johnson
International Secretary-Treasurer

Attachment

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Exxon Mobil Corporation ("ExxonMobil") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by ExxonMobil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. ExxonMobil's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which ExxonMobil is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Absent a system of accountability, company assets could be used for objectives contrary to ExxonMobil's long-term interests.

ExxonMobil spent approximately $25.18 million in 2010 and 2011 on direct federal lobbying activities (Senate reports). These figures do not include lobbying expenditures to influence legislation in states. ExxonMobil lobbies at the state level with at least 286 lobbyists in 35 states between 2003 and 2011 (National Institute on Money in State Politics). ExxonMobil is listed as a member of the American Petroleum Institute ("API"), and Rex Tillerson is a member of the Business Roundtable ("BRT"). In 2010 and 2011, API spent more than $12 million on lobbying and BRT spent more than $23 million on lobbying. ExxonMobil does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

FISMA & OMB Memorandum M-07-16

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Via Email: shareholderproposals@sec.gov

RE: Stockholder Proposal of Amy Ridenour, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam:

I am writing in response to the letter of Elizabeth A. Ising on behalf of Exxon Mobil Corporation (the "Company") dated January 22, 2013, requesting your office (the "Commission" or "Staff") take no action if the Company omits my Shareholder Proposal (the "Proposal") from its 2013 proxy materials for its 2013 annual shareholder meeting.

RESPONSE TO EXXON MOBIL'S CLAIMS

The Proposal may not be excluded under Rule 14a-8(i)(11) because the Proposal's subject matter is wholly distinct from all other shareholder proposals before the Company. I strongly oppose the one proposal that the Company claims is substantially similar to my own and so would many like-minded Company shareholders.

Under Rule 14a-8(i)(11), a company may exclude a shareholder proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the Company's proxy materials for the same meeting." The Company claims that my Proposal is substantially similar to one previously submitted by the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial Union (the "USW proposal"). However, the two proposals actually stand in stark contrast to one another, and shareholders that support one would almost certainly oppose the other. Therefore, the Staff should reject the Company's no-action request and allow my Proposal to properly go before the shareholders for a vote.

The USW Proposal is an overt effort to shame Exxon Mobil for its affiliation with a conservative non-profit organization, while my Proposal seeks a report that touches on American sovereignty and international relations.

In determining whether two proposals are substantially duplicative, the Commission has indicated that the principal determination is whether the primary crux of the proposals are essentially the same. *See generally Well Fargo & Company* (January 7, 2009). Here, the aim of the two proposals in question could not be more different.

My Proposal asks for a report that might shed light on the Company's lobbying relating to international treaties. International treaties affect American sovereignty as they can carry the full weight of enacted domestic law. On the other hand, the USW proposal continues a long line of progressive shareholder proposals seeking to shame corporations that contribute to one specific conservative group.

One of these proposals is not like the other.

The USW proposal is in large part a not-so-subtle attempt to shame Exxon Mobil regarding its membership in the American Legislative Exchange Council ("ALEC"). ALEC is a boogeyman of the American political left – including trade unions such as the USW. Left-wing activists, and much of the American media, demonize ALEC because it at one time worked on state-level voter identification measures and so-called "stand your ground" legislation. Claiming that these efforts are racist, groups on the left such as Color of Change and Boston Common Asset Management have in recent years convinced many corporations to end their affiliation with ALEC. The USW proposal continues that work.

If the Staff sees any language in a shareholder proposal seeking information such as "membership in and payments to any tax-exempt organization that writes and endorses model legislation,"[1] this is a direct attempt to pressure that company to sever all ties with ALEC. For example, Boston Common Asset Management, LLC ("Boston Common") filed a shareholder resolution earlier this year with Visa that asked for a report detailing Visa's "[m]embership in and payments to any tax-exempt organization that writes and endorses model legislation." Boston Common is an outspoken opponent of ALEC. In its supporting statement, Boston Common highlighted Visa's membership in ALEC, writing that "[m]embership in ALEC became very controversial when ALEC's role in Arizona-style [sic] immigration bill, Stand Your Ground Legislation and voter identification bills was exposed."[2] Likewise, the USW proposal is nothing more than a referendum on Exxon Mobil's membership in ALEC.

The USW is an outspoken ALEC opponent and a key purpose of its Proposal is to carry forward its anti-ALEC agenda. My Proposal is starkly different.

The USW website is steeped in animosity towards ALEC. For example, a blog post from August 31, 2012, booms that:

> In addition, the 1 percenters implemented a system to influence even those lawmakers who are not millionaires. It's called the American Legislative

[1] As is found in the USW proposal.
[2] Visa's proxy statement is available for download at http://investor.visa.com/phoenix.zhtml?c=215693&p=proxy as of February 11, 2013.

> Exchange Council (ALEC). Corporations and the rich, like the billionaire Koch brothers, give ALEC money, which it uses to write "model" legislation, like voter suppression laws. ALEC's lawmaker members, mostly conservative Republicans, pay dues of $50 a year. ALEC entices them to attend swanky conferences with freebies, like ALEC-paid hotel rooms, ALEC-paid plane rides and God knows what else ALEC-paid. Of course, those aren't bribes. But the free vacations may incline lawmaker members to introduce ALEC-written legislation.
>
> ALEC is sly. It doesn't come right out and say its "model" voter identification laws are intended to suppress balloting by Democrats. ALEC contends they're designed to prevent voter fraud.[3]

Then there is this inflammatory post on the USW website claiming that conservatives, and specifically ALEC, want to kill democracy:

> Behind every voter-restricting Republican is corporate-sponsored ALEC. ALEC is the American Legislative Exchange Council, a right-wing group that sends conservative lawmakers on all-expenses-paid junkets where they are wined and dined on ALEC corporate sponsors' dime while they develop "model"[4] legislation, like the kill-at-will laws that the slaying of Trayvon Martin made infamous.
>
> ALEC gives corporations veto power over proposed "model" legislation, a fact that clearly illustrates who is in charge – the corporations that provide 98 percent of ALEC's $7 million annual budget.
>
> Corporations embrace voter ID because democracy is downright annoying to them.[5]

On April 15, 2012, the USW posted a blog post simply titled "ALEC Scoundrels Exposed,"[6] that links to an MSNBC video where host Ed Schultz[7] is joined by liberal radio host Mike Papantonio and Color of Change executive director Rashad Robinson in which the three men spend more than eight minutes brutalizing ALEC and its work.

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[3] Leo Girard, "One Percenters Buying Themselves an Aristocracy," United Steelworkers – Blog, August 31, 2012, available at http://blog.usw.org/2012/08/31/one-percenters-buying-themselves-an-aristocracy/ as of February 11, 2013.
[4] Note the United Steelworkers' focus and animosity directed at "model" legislation. This further shows that the USW proposal is really a referendum on the Company's membership in ALEC.
[5] Leo Girard, "Killing Democracy One Vote at a Time," United Steelworkers - Blog, May 1, 2012, available at http://blog.usw.org/2012/05/01/killing-democracy-one-vote-at-a-time/ as of February 11, 2013.
[6] "ALEC Scoundrels Exposed," United Steelworkers – Blog, April 15, 2012, available at http://blog.usw.org/2012/04/15/alec-scoundrels-exposed/ as of February 11, 2013.
[7] It should be noted here that Schultz lied when he stated that "ALEC brought stand your ground to Florida." In fact, ALEC did not work on that issue until after Florida had passed its stand your ground legislation.

The above blog posts only scratch the surface of the anti-ALEC literature that dominates the USW website.

The evidence is overwhelming that the USW proposal is in large part intended to be, and in fact is, a referendum on Exxon Mobil's relationship with ALEC.

My employer and I work on voter identification issues – specifically in response to the far-left's efforts to defund ALEC.

ALEC has ceased working on the voter identification and "stand your ground" issues. However, I am Chairman of an organization, the National Center for Public Policy Research, that has picked up where ALEC left off on the voter identification issue. In April 2012, the National Center announced a new Voter Identification Task Force in response to left-wing efforts, including those of the USW, to defund ALEC by intimidating its corporate supporters. In that announcement, I explained: "conservatives will kick up our support for voter integrity programs. We're putting the left on notice: you take out a conservative program operating in one area, we'll kick it up a notch somewhere else. You will not win. We outnumber you and we outthink you, and when you kick up a fuss you inspire us to victory."[8]

The National Center is heavily involved in legal cases, including a voting rights case currently before the U.S. Supreme Court, as well as policy discussions concerning voter identification. In 2012 alone, the National Center's work yielded more than 500 media citations concerning voter identification including from notable media outlets such as the Boston Globe, USA Today, Voice of America, Politico, CNN, BBC and the Washington Lawyer.

It can hardly be said that my Proposal about international treaties is in any way meant to shame the Company for its membership in ALEC. I support ALEC, not just privately but openly, and my employer, the National Center, is easily one of the most vocal supporters of commonsense voter identification measures in the United States.

The two proposals, in fact, stand in diametric opposition.

The USW seeks to shame a company for its membership in an association. My Proposal focuses on a serious issue – corporate involvement with international treaties – that touches on actual concerns over sovereignty and constitutional powers. The USW proposal is a vendetta against ALEC. Indeed, now that I am aware of the USW proposal, I will actively work to defeat it. How can the two proposals be substantially similar when I would work to have one approved and one rejected? Clearly they cannot be.

[8] "New Voter Identification Task Force Announced: Voter ID Project Created in Response to Leftists' Claim that Ten Corporations Joined Them in Successful Effort to Pressure ALEC to Stop Supporting Voter Integrity," National Center for Public Policy Research – Press Release, April 18, 2012, available at http://www.nationalcenter.org/PR-VoterID_041812.html as of February 11, 2013.

My employer has also engaged in shareholder activism regarding corporate support for ALEC – and has done so from the exact opposite position as USW and other liberal groups. In April 2012, at my direction, a National Center for Public Policy Research executive attended the Coca-Cola shareholder meeting to lambast the company's decision to withdraw from ALEC.[9] Also in April 2012, at my direction, the National Center for Public Policy Research issued a press release calling out Proctor and Gamble for joining the anti-conservative boycott of ALEC, in which I said, "Procter and Gamble's website boldly proclaims, 'Companies like P&G are a force in the world. Our market capitalization is greater than the GDP of many countries, and we serve consumers in more than 180 countries. Yet a tiny group like Color of Change, whose headquarters apparently is a maildrop, asks it to boycott conservatives, and it rushes to comply."[10]

Later in 2012, also at my direction, an attorney with the National Center for Public Policy Research attended the YUM! Brands annual shareholder meeting, where he criticized the company's CEO David Novak for cowering to the anti-ALEC left.[11] Similarly, the National Center for Public Policy Research has also lauded corporations that have stood with ALEC despite left-wing pressure. For example, in September 2012, a National Center for Public Policy Research executive attended the FedEx shareholder meeting and thanked its CEO Frederick Smith for standing firm as an ALEC member.[12]

Since the Company grossly erred in concluding that my Proposal is substantially similar to the USW proposal, when the proposals clearly seek two contradictory goals, the Staff should properly allow my Proposal to go before the shareholders for a vote.

Since Company shareholders who would likely support the USW proposal are a very different group than those who would likely support my Proposal; the Staff must allow the Company's shareholder to vote on my Proposal.

The Commission has made it clear that the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (November 22, 1976). Here, there is no such

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[9] "In Light of Coca-Cola's Surrender Over ALEC, Shareholder Activist to Tell Coca-Cola Executives to Stand Firm Against Future Radical Left Demands," National Center for Public Policy Research – Press Release, April 25, 2012, available at http://www.nationalcenter.org/PR-CocaCola_042512.html as of February 11, 2013.

[10] "Another Major Corporation Shows Its True Colors, Joins Anti-Conservative Boycott of ALEC," National Center for Public Policy Research – Press Release, April 25, 2012 available at http://www.nationalcenter.org/PR-ProcterGamble_042512.html as of February 11, 2013.

[11] "New Poll Reveals: Corporations Risk Backlash When They Blackball Conservatives," National Center for Public Policy Research – Press Release, May 17, 2012, available at http://www.nationalcenter.org/PR-Yum_Results_051712.html as of February 11, 2013.

[12] "FedEx CEO Frederick Smith 'Gets It'," National Center for Public Policy Research – Press Release, September 24, 2012, available at http://www.nationalcenter.org/PR-FedEx_ALEC_092412.html as of February 11, 2013.

confusion, since clearly distinct sets of shareholders would support each proposal respectively.

Support for the USW proposal will likely come from leftist shareholders who disdain conservative groups like ALEC; while support for my Proposal will likely disproportionately come from more conservative shareholders who value American sovereignty and are wary of the adoption by the United States of treaties that could alter U.S. law or usurp portions of the U.S. Constitution. While there may be some overlap, overall, these are likely to be two very different sets of shareholders. A vote for one proposal is not a vote for the other.

The Company also claims "because the Proposal substantially duplicates the USW Proposal, there is a risk that the Company's shareholders may be confused when asked to both on both proposals." The Company's lack of confidence in its shareholders notwithstanding, the reality is that many shareholders will vote differently on the two proposals. This alone should clear up any confusion over whether the proposals are substantially similar.

Rejecting my Proposal would harm both proposals' chances of getting shareholder support. I obviously support my Proposal regarding treaties, and I will certainly be voting against the USW proposal. It is likely that conservative and independent-minded shareholders who support U.S. sovereignty will also vote in favor of my Proposal. At the same time, while some conservative and pro-Constitution shareholders might be inclined to support a lobbying disclosure report generally, they would likely reject the USW proposal since most conservatives support ALEC, voter identification laws and "stand your ground" laws. Likewise many liberal shareholders would likely reject my call for transparency regarding an issue of American sovereignty – something the political left cares little about, or, in the case of the LOST Treaty I mention in my supporting statement, actively support – but would likely support the USW proposal.

If different sects of shareholders are almost certain to vote differently on the two proposals, the Company's claim that they are substantially similar and duplicative rings false.

If the Staff concurs with the Company and excludes my Proposal, it will be making an improper decision based on politics. The Staff would necessarily be siding with radical leftists seeking to embarrass Exxon Mobil for its affiliation with ALEC, and against the typically more conservative, pro-sovereignty shareholders. The Staff should reject the very notion of making a political decision, and properly allow the Company's shareholders to voice their opinion by voting on my Proposal. The Commission strives to be apolitical. The Staff should not upend that noble goal by rejecting my Proposal.

Even the parts of the USW Proposal that have nothing to do with ALEC are in stark contrast with my Proposal.

Those portions of the USW proposal that are not a direct attack on Exxon Mobil's relationship with ALEC also are in direct conflict with my goals. Importantly, even these portions of the USW proposal must be seen as an attack on Exxon Mobil's public affairs strategy.

As a large company, Exxon Mobil has very many interactions with government at every level, and its operations and future planning are continuously and significantly affected by the decisions of government.

It is no secret that many of the Company's core operations relating to the provision of energy services to consumers are opposed by, speaking generally, the environmental movement and the organized left. The USW, as previously noted, is a prominent player on the left. It also is in partnership with the progressive environmental movement, and sees this partnership as a way to push for the adoption of so-called "cap-and-trade" policies, which would raise the costs to consumers, particularly large, industrial consumers, of purchasing of one of the Company's core products, fossil fuels.

Numerous pages on the USW website make this clear. One in particular, entitled "Blue Green Alliance," describes how the USW and the Sierra Club, a prominent environmental organization, together in 2006 launched "a national, strategic partnership between labor unions and environmental organizations," that now includes the Communications Workers of America, Natural Resources Defense Council, Service Employees International Union, Laborers' International Union of North America, Utility Workers Union of America, American Federation of Teachers, Amalgamated Transit Union and the Sheet Metal Workers' International Association. An alliance of this size is no small thing, and its organization and continuous operation since 2006 speaks to the USW's commitment to its goals, one of which is the adoption of cap-and-trade. Other goals include additional regulation on other core Company businesses, such as chemicals.[13]

The knowledge the USW Proposal would have the Company make public would help reveal Company goals, strategies and activities undertaken in response to the USW and its allies' efforts against the Company. The USW Proposal, in short, is not in the Company's best interest, and informed shareholders will in most cases immediately realize that this is so.

My Proposal, on the other hand, is in the Company's best interest. Unlike the USW, I studiously avoided requesting transparency in areas in which transparency could harm the Company's interests.[14] As my supporting statement makes clear, I seek transparency only in the area of international treaties, an area in which the Company's best interests are only rarely immediately clear, and an area of relatively scant public discussion. My

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[13] "Blue Green Alliance," United Steelworkers, available at http://www.usw.org/our_union/allies_and_partners?id=0003 as of February 12, 2013.

[14] In any case, the Company already has disclosure policies that are well above average within the business community, as it makes its donations public and, by all accounts I am aware of, complies with the not-inconsiderable number of disclosure laws relating to lobbying.

Proposal enhances the ability of shareholders to understand the diverse and often competing challenges facing the Company in the area of international treaties, giving shareholders a better opportunity to evaluate these challenges. My Proposal, in other words, is intended to enhance the information available to shareholders who wish the Company well; conversely, the USW Proposal is intended to enhance the resources of Company opponents who wish to harm the Company.

The two Proposals simply cannot be reconciled.

CONCLUSION

The Company incorrectly claims that my Proposal is substantially similar to the USW proposal. In reality, the USW proposal is largely a referendum on the Company's membership in ALEC, a policy organization detested by many liberals. I, and the organization I work for, under my direction, are actively working on one of the very same issues that caused the USW and other left-wing groups to begin their assault on ALEC.

To the extent that the USW Proposal addresses issues other than ALEC, it does so in a manner intended to undermine the Company's ability to achieve its lawful goals. I oppose efforts to undermine the Company's ability to serve American consumers effectively in the energy, chemical and other critical fields.

I oppose the USW proposal, as would most conservative shareholders. My Proposal focuses on a finite business area – Company involvement with international treaties. The two proposals seek entirely different goals and will almost certainly be supported by divergent groups of shareholders.

Based upon the forgoing analysis, I respectfully request that the Staff reject Exxon Mobil's request for a no-action letter concerning my Proposal.

A copy of this correspondence has been timely provided to Exxon Mobil's counsel. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at OMB Memorandum M-07-16***

Sincerely,

Amy Ridenour

Amy Ridenour

cc: Elizabeth A. Ising, Gibson Dunn